Exhibit 4.2

Execution Version

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF DESIGNATIONS OF

SERIES C-2 CONVERTIBLE PREFERRED STOCK OF

INVO FERTILITY, INC.

This Certificate of Amendment to the Certificate of Designations of Series C-2 Convertible Preferred Stock (the “Amendment”) is dated as of May 23, 2025.

WHEREAS, the board of directors (the “Board”) of INVO Fertility, Inc., a Nevada corporation (the “Company”), pursuant to the authority granted to it by the Company’s Amended and Restated Articles of Incorporation (as amended, the “Articles of Incorporation”) and Section 78.1955 of the Nevada Revised Statutes (the “NRS”) has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 8,576 authorized shares of preferred stock, classified as Series C-2 Convertible Preferred Stock (the “Preferred Stock”), and the Certificate of Designations of the Preferred Stock (as amended, the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Nevada on October 14, 2024, evidencing such terms;

WHEREAS, pursuant to Section 30(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the NRS, of the holders of at least a majority of the outstanding shares of Preferred Stock (the “Required Holders”), voting separately as a single class, and with such other stockholder approval, if any, as may then be required pursuant to the NRS and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the NRS, on May 23, 2025, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with the NRS and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 1 of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

Designation and Number of Shares. There shall hereby be created and established a series of preferred stock of the Company designated as “Series C-2 Convertible Preferred Stock” (the “Preferred Shares”). The authorized number of Preferred Shares shall be Twenty Thousand (20,000) shares. Each Preferred Share shall have a par value of $0.0001. Capitalized terms not defined herein shall have the meanings as set forth in Section 31 below.

2.	Section 3(a)(i) of the Certificate of Designations is hereby amended to read as follows:

Dividends and Payments. From and after the ninety-first (91st) date after the first date of issuance of any Preferred Shares (the “Initial Issuance Date”), each holder of a Preferred Share (each, a “Holder” and collectively, the “Holders”) shall be entitled to receive dividends (“Dividends”) payable, subject to the conditions and other terms hereof, (i) in cash or (ii) subject to the satisfaction of Equity Conditions (as defined below), in Preferred Shares (“Dividend Shares”) on the Stated Value (as defined below) at the Dividend Rate of such Preferred Shares with each payment of a Dividend payable in the number of Preferred Shares as shall equal the quotient of the (A) Dividend payable on such Dividend Date (as defined herein) and (B) the Stated Value or (iii) in combination of the foregoing. Such payment of Dividends shall be cumulative and shall continue to accrue whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of Dividends in such fiscal year, so that if in any fiscal year or years, unpaid Dividends shall accumulate as against the holders of Common Stock or any other Junior Stock. Dividends on the Preferred Shares shall commence accruing on the Initial Issuance Date and shall be computed on the basis of a 360-day year and twelve 30-day months. Dividends shall be payable in arrears for each quarter on the first Trading Day of each quarter (each, a “Dividend Date”) with the first Dividend Date being January 2, 2025. For purposes of the foregoing, “Equity Conditions” means, with respect to a given date of determination: (i) on each day during the period beginning thirty Trading Days prior to such applicable date of determination and ending on and including such applicable date of determination all shares of Common Stock issuable upon conversion of the Preferred Shares shall be eligible to be resold by the Holders without restriction or any legend under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Preferred Shares, other issuance of securities with respect to the Preferred Shares); provided that the Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Holder, if required by the Transfer Agent, or requested by the Holder, respective, to effect the removal of any restrictive legend hereunder; (ii) on each day during the period beginning thirty Trading Days prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the Common Stock (including all shares of Common Stock issued or issuable upon conversion of the Preferred Shares) is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by an Eligible Market have been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods) or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Stock is then listed or designated for quotation, as applicable; (iii) during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon conversion of the Preferred Shares on a timely basis as set forth herein and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents as may be amended from time to time; (iv) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 4(d) hereof; (v) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) none of the Holders shall be in possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (viii) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document in any material respect, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document; (ix) on each Trading Day during the Equity Conditions Measuring Period, (A) the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Stock on the Principal Market on any Trading Day during the twenty (20) Trading Day period ending on the Trading Day immediately preceding such date of determination shall be equal to or greater than $200,000 and (ii) the VWAP of the Common Stock on any Trading Day during the twenty (20) Trading Day period ending on the Trading Day immediately preceding such date of determination shall exceed the Floor Price (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the Initial Issuance Date).

3.	Section 4 of the Certificate of Designations is hereby amended to add a new subsection (f) as follows:

(f) Subject to Section 4(d), at any time after the later of (A) the Stockholder Approval Date and (B) the date the Holder exercises an Additional Investment Right, the Conversion Price shall be the lowest of (i) the Conversion Price as in effect on the date that the Holder exercises such Additional Investment Right, and (ii) the greater of (x) the Floor Price and (y) 85% of the arithmetic average of the three (3) lowest VWAPs during the ten (10) Trading Days prior to the date the Holder exercises such Additional Investment Right.

4.	Section 4 of the Certificate of Designations is hereby amended to add a new subsection (f) as follows:

(g) Notwithstanding anything in this Certificate of Designations to the contrary (but, subject to the reservation requirements set forth in Section 10(a) hereof), the Holder may not convert any portion of the outstanding Preferred Shares to the extent such conversion would require the Company to issue shares of Common Stock in excess of one hundred percent (100%) of the Company’s then sufficient authorized and unissued shares of Common Stock.

5.	Section 5(a) of the Certificate of Designations is hereby amended to add a new subsection (xviii) as follows:

(xviii) The Company enters into any agreement to factor its accounts receivable or obtains a “merchant cash advance”, “revenue-based financing”, or similar mechanism whereby the Company receives funds from any third party against future product or service sales.

6.	Section 31 of the Certificate of Designations is hereby amended to amend and restate subsection (y) as follows (emphasis added):

“Floor Price” means (i) prior to the Stockholder Approval Date, 20% of the “Minimum Price” (as defined in Rule 5635 of the Rule of the Nasdaq Stock Market) on the closing date of the Merger (the “Initial Floor Price”) and (ii) following the Stockholder Approval Date, the lower of (A) the Initial Floor Price and (B) 20% of the “Minimum Price” on such Stockholder Approval Date, in each case, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events or, in any case, such lower amount as permitted, from time to time, by the Principal Market.

7.	Section 31 of the Certificate of Designations is hereby amended to add a new subsection (eee) as follows:

“Additional Investment Right” means the right of the Holder to purchase up to $10,000,000 of aggregate Stated Value of additional Preferred Shares pursuant to Section 4.16 of the Securities Purchase Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this 23rd day of May, 2025.

INVO Fertility, Inc.

By:
Name:	Steven Shum
Title:	CEO

[Signature page to the Amendment]